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                           Filed by CBOT Holdings, Inc.
                           Subject Company--CBOT Holdings, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

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The following are prepared remarks to be given by the Chairman of the CBOT at a meeting of the members of the CBOT on February 28, 2002.

                   Remarks by Chairman Nickolas J. Neubauer
                  Annual Meeting of the Chicago Board of Trade
                          Thursday, February 28, 2002


     I hereby call to order the 2001 Annual Meeting of the Chicago Board of Trade.

     If there is no objection, the minutes of the last meeting are approved as written. Also, if there is no objection, the acts of the Board of Directors and officers since the 2000 Annual Meeting stand as approved.

     I want to thank all of you who have taken the time to attend today's annual meeting, either in person or via MemberNet. I also want to offer my appreciation to those members of the Board of Directors whose terms are expiring, including Vice Chairman Charlie Carey, members Jim Cashman, Doug Kurzydlo, Joe Niciforo, Andy Wallace, non-resident Director Jim Curley and Public Director Ralph Weems.

     I am honored to be your Chairman and I want to report to you on the progress we made last year. We will have status reports from David Vitale and senior members of our management team and they will tell you that we are now well positioned to build on the foundation laid in 2001. 2001 was a year of major change.

     Let me review some of our accomplishments and in doing so I want to emphasize one important point: these successes would not have happened without the efforts of many people, management and members both.

     1. We had our second highest volume year ever and membership values are up significantly. We had an excellent year financially as an exchange, ending with an unrestricted cash balance of just over $50 million.

     2. We hired a fine CEO, David Vitale, and in May, he appointed as Executive Vice Presidents Bernard Dan, who was President and CEO of Cargill Investor Services, one of our major FCMs, and William Farrow, who worked with David at Bank One. Bill is an expert on marketing and e-business, an area where we are focusing on increased revenue generation.

     3. We worked to develop excellent relationships with the other Chicago exchanges, including reaching an agreement with the CBOE that worked out differences over our exercise right agreement arising out of the restructuring transactions and the expansion of electronic trading. We joined together with the CBOE and CME on our single stock futures joint venture, One Chicago, which we understand is looking to begin trading in the second quarter.

     4. We continue to make our open auction markets more technically efficient and under Bill Farrow and Bryan Durkin's leadership, we should see major improvements in this as the year goes on. We anticipate that we will make about $24 million in technology investments in 2002.

     5. We are introducing and marketing new products like swaps, the e-mini Dow and the X-Fund, and Bernie Dan and his business development team is bringing marketing expertise to our effort such as we have not had before.

     6. In January, with your approval, we introduced a pricing schedule that balances open auction and electronic platforms, so that we have a single deep pool of liquidity dedicated to serving our customers.
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     Most importantly, we have done these things while constantly communicating with and getting feedback from, you, our members.

     Our accomplishments are being recognized and let me share an excerpt from recent press reports of our turnaround:

The Chicago Sun-Times wrote on January 11,

"After a rocky three-year period of angst followed by serious business setbacks, peace and prosperity are coming back to the world's oldest futures exchange, an anchor of Chicago's financial service economy.

Its trading volume is up, with 2001 being its second-best year on record. After a $10 million loss in 2000, the exchange is now solidly back in the black and expects to almost triple the $8 million it spent last year on technological enhancements to its trading floors."

     How was this turnaround done? You take lessons from management guru, Tom Peters, the business writer who coined the phrase "management by walking around" and you combine it with a membership that truly believes in our exchange and wants to make it better.

     Let me explain "management by walking around." Almost every time I am on the exchange floor a member will give me a suggestion or idea that is worth pursuing; often these come by email. I'm sure our fine management team has the same experience.

     So "management by walking around" means being open to the overwhelming contributions of a dedicated membership and this critical element of our success is usually overlooked by news accounts that focus only on "top down" leadership. Your member input plus the fine work done by our outstanding team of employees equals strategies and business plans that serve our customers. Most of all, this close communication allows an organization to move forward with change without turmoil or disruption.

     Now that I have talked about 2001 and the foundation we have for 2002 and beyond, let's talk about our challenges this year.


I.   New Products

     We introduced four new products in the last six months - swaps, e-mini Dow, X-Funds, and the Dow Jones/AIG Commodity Index.

     This year we have to show that we can continue to create successful products that increase opportunity for our members.

     I want to see swaps grow so that it becomes a substantial open auction pit. I would like to see the e-mini Dow reach volumes like that of the e-mini S&P or e-mini Nasdaq. X-Funds have great potential and I want to see it reached.

     Our exchange has not had as many successful new products in recent years as we would like. We have to turn that around and I feel that Bernie Dan and his business development team can do that.

II.  Electrifying Open Auction

     The Chicago Board of Trade has responded to customer demand by offering electronic order routing to our open auction pits. It is a top priority of our technology strategy and we have made steady progress. In the CBOT's open auction markets during 2001, just over 5 million customer orders were electronically sent directly to brokers in the pit. Nearly 1.7 million of those orders were filled. This represents a 38% increase in electronic tickets sent and a 44% increase in electronic tickets filled than
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during 2000. At the end of the year, the exchange had more than 40 member firms utilizing its electronic order routing system, a 54% increase from the number of firms using the system in January 2001.

     We intend to continue to develop electronic access to the floor, which creates the opportunity for our agricultural and financial sectors to further integrate technology with open auction trading while at the same time continuing to leverage our liquidity.

     Under Bill Farrow's leadership we intend to make about $24 million in technology investments this year. He is working with Bryan Durkin and our open auction business unit in reaching out to members for their input to be sure that our plans meet your needs and those of our customers.

     This year is critical for us to make successful investments that make open auction as technically efficient as we can. We want to provide the same quick fills as the electronic platform. By offering "point and click" functionality in both platforms, we can offer the customer a true choice as to how they want their orders filled.

     For this year Bill's plan is to bring this technology to a lower volume pit this year, work out any problems and then roll out the application across the floor. Another major improvement planned for this year is a master antenna system expected to be in place by July. I will let Bill discuss these initiatives further today after my remarks.

III.  Open Auction and Electronic Platforms

     Our strategy is to offer and support two platforms and give customers a choice between electronically assisted and efficient open auction and an electronic platform. Our new pricing schedule is designed to balance the two. Our goal is to create a single deep pool of liquidity and so far that seems to be working.

     We know that because the percentage of customer trade is about the same on both platforms and runs about 20-25% on each. Most of the electronic trade comes from member and proprietary accounts that use both platforms in their trading and strategies.

     Open auction is an essential part of our strategy because it ensures the transparency and communication necessary for the level playing field our exchange offers the customer. The information flow in a central open auction pit is greater than what exists in the screen environment and this point has been made in academic studies such as in a recent Journal of Finance article. "Who's doing what, " for example, is asked again and again by our customers and such information creates tighter markets and wider participation.

     Our watchwords are "Integrity, Liquidity, Flexibility". Pre-execution communications are strictly limited so that they do not become "pre-arranged trades" that disadvantage the market. We stand for immediate reporting of trades so that all market participants are treated fairly and we are opposed to block trading rules that allow delayed reporting of possibly off-market trades.

     My point is that it seems to me that the two platforms together offer customers a choice and ensure the market transparency and fairness that is the hallmark of exchanges like the CBOT. Consider Enron and this issue of transparency. Not long ago, its trading system was the largest of its kind in the world accounting for one quarter of the natural gas and energy delivered in the United States.

     Rather than having operations that were open and transparent, its operations were so opaque that news accounts tell us that in 1998 they could construct a phony trading room in order to fool visiting stock analysts as to the nature of its operations. That's right: according to press reports they set up a phony trading room, filled it with secretaries and other staff who pretended to be making energy deals over the phone, and led over 100 visiting analysts through it. It also was reported that Jeff Skilling, the then-CEO, even joked that it was a scene seemingly out of the movie "The Sting".
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     We are proud to show the world our exchange operations and it is a regular stop for those members of Congress who visit the CBOT. Our financial surveillance programs continuously monitor the financial condition of member firms and their ability to comply with their obligations to customers. These programs, plus many others, all contribute to the CBOT's international reputation as an institution that protects its markets from manipulation and its market participants from abusive practices.

     Contrast what we have with the numerous dot.coms or electronic platforms that were supposed to take our business away, none of which have tested surveillance programs like ours, the price transparency and daily mark-to-market found in our markets, or a triple AAA credit rating backing of all their trades. We have an obligation to our customers and the public generally to tell our story, and we have been doing so. Congress will be considering issues raised by the Enron debacle and we will work to see that the best public policies are adopted.

IV.  Restructuring

     I will discuss the restructuring proposal set forth in our S-4 registration statement in more detail after the SEC completes its review and declares the registration statement effective. We expect to have at least three information meetings to answer your questions as to why the restructuring transactions are designed to improve our corporate governance while maintaining accountability, plus allow us to increase the overall value of our enterprise.

     We want to continue the good management you have seen and codify the positive changes that have taken place in the past year. This proposal will, in my view, meet the needs of the membership. The Executive Committee and I have worked with the Board and management since January 2001 to make substantial changes to the original restructuring transactions. These changes generally include:

          Keep a directly elected Chairman

          Have 5 Directors (not counting the Chairman) that must be members.

          Include core rights provisions related to certain important member rights, including member fee preference and open auction pit support.

          Staple the A and B shares together, i.e. the common stock of the holding company will be stapled to the Class B trading memberships of the exchange subsidiary until the Board decides it is time to unstaple (this is designed to limit the possibility of a loss of control by members).

          Incorporate the CBOT/CBOE settlement.

     We are going to discuss this proposal honestly and fairly and then we will vote on it. Whatever the result, we intend to continue as a well managed enterprise, although passage of the proposal will, I believe make us better.

     Let me end by saying that this upcoming Board election on March 28 is very important. That is why I will play an active role in endorsing candidates and seeing that they discuss the issues before us. Most importantly, members have to ask candidates their views on member opportunity and corporate profit centers, the balance between open auction and electronic platforms, stock sales and dilution of control, fee reductions and dividends and then vote for the people they believe will have the courage and intelligence to make the decisions necessary to ensure the best possible result for the CBOT and the membership.

     Now let's hear from our excellent executive group, David Vitale, Carol Burke, Bernie Dan and Bill Farrow, and then we will open it up to questions from you.
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While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration
Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of the City of Chicago, Inc.
(CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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